UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

A

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter dated November 27, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores).

FREE TRANSLATION

Buenos Aires, November 27, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Absorption of Sofora Telecomunicaciones S.A.; Nortel Inversora S.A. and Telecom Personal S.A., (the Absorbed Companies) by Telecom Argentina S.A. (the Surviving Company)

ENACOM Approvals

Mariano Ibañez, in his character of Chairman of Telecom Argentina S.A. (“Telecom Argentina”) and Baruki Gonzalez, in his character of Chairman of Nortel Inversora S.A. (“Nortel”) and of Telecom Personal S.A. (“Telecom Personal”), are pleased to contact you in order to inform that last Friday, on November 24, our represented and Sofora Telecomunicaciones S.A. (“Sofora”) have been notified of Resolution Nº 2017-4545-APN-ENCOM#MM for which the Ente Nacional de Comunicaciones (“ENACOM”), after considering the requests for authorization submitted for the purpose of become effective the referred absorption, resolved:

1)	To authorize Telecom Personal to transfer the records of the Mobile Telephony Services, Mobile Cellular Radio communications, Personal Communications Area I, II, III and Advance Mobile Communications, as well as the resources, permits and frequencies granted in its name, in favor of Telecom Argentina and also, in order to avoid the duplication of own records of Telecom Argentina, cancel those granted to Telecom Personal to provide the services of Data Transmission, Value Added and National and International Long Distance Telephony.

2)	To authorize the operation for which Sofora and Nortel dissolve without liquidation due to the merger in Telecom Argentina as Surviving Company.

In accordance with the terms of the Preliminary Reorganization Agreement dated March 31, 2017 and the Final Reorganization Agreement granted on November 13, 2017, in order to give effect to the referred absorption, it only remains pending the completion of the conditioning process by Telecom Argentina of its technical-operative systems to assume the operations and activities of Telecom Personal, Nortel and Sofora. In this regards, given the current status of this process, we estimate that Telecom Argentina will be able to assume the operations of the Absorbed Companies from 12:00 am on December 1, 2017, date in which the transfer of the operations and activities of the Absorbed Companies at Telecom Argentina will be subscribed, as foreseen in the Preliminary Reorganization Agreement and the Final Reorganization Agreement.

Once the aforementioned minutes have been signed, we will immediately inform to this Argentine Securities & Exchange Commission.

Sincerely,

Telecom Personal S.A.	Telecom Argentina S.A.
Nortel Inversora S.A.	Mariano Ibañez
Baruki Gonzalez Chairman	Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 27, 2017	By:	/s/ María Verónica Tuccio
	Name:	María Verónica Tuccio
	Title:	Officer in Charge of Market Relations